September 30, 2010

VIA EDGAR

Mr. David L. Orlic, Esq.
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington D.C. 20549

Re:      Net Serviços de Comunicação S.A.
            Schedule 14D-9
            Filed on September 15, 2010
            File No. 005-84654

Dear Mr. Orlic:

This letter sets forth the responses of Net Serviços de Comunicação S.A. (the “Company”) to the comment contained in your letter, dated September 23, 2010, relating to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2010, relating to the tender offer (the “Offer”) made by Empresa Brasileira de Telecomunicações S.A. – Embratel, a corporation organized under the laws of the Federative Republic of Brazil.  The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Item 4.  The Solicitation or Recommendation

1.                  We note your response to our prior comment regarding the open review of your Form 20-F for the fiscal year ended December 31, 2009.  We also note that, since you filed your response letter on September 20, 2010, you have received a follow-up comment letter asking you to revise your financial statements to amortize your cable and MMDS licenses over a period that reflects the estimated useful life, or provide additional information to support your accounting treatment.  Please consider whether you should update your response and the disclosure in your amended Schedule 14D-9, given your receipt of this additional comment letter.  That is, does your response still apply, given your receipt of the additional follow-up comment?  Please revise or advise.

Mr. David L. Orlic Division of Corporation Finance	2	September 30, 2010

As noted above, the Company has received a letter, dated September 21, 2010, setting forth an additional comment from the Staff relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Commission on May 21, 2010 (the “Additional Comment”).  The Company believes that the Additional Comment has not influenced and will not influence the determination by the Board of Directors of the Company to express no opinion and remain neutral with respect to the Offer.  Therefore, the Company has concluded that the response set forth in its letter dated September 20, 2010 still applies.

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            The Company is responsible for the adequacy and accuracy of the disclosure in the filings.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. David L. Orlic Division of Corporation Finance	3	September 30, 2010

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at +(55) (11) 2111-2811.

Sincerely,

/s/ Marcio Minoru Miyakava

Marcio Minoru Miyakava
Investor Relations Officer

cc:        José Antônio Guaraldi Félix, Chief Executive Officer

André Müller Borges, Chief Legal Officer
Gregory V. Gooding, Esq., Debevoise & Plimpton LLP
Paul M. Rodel, Esq., Debevoise & Plimpton LLP